Exhibit 99.3

CONSENT OF BOARD NOMINEE

I hereby consent to being named as a nominee to the board of directors of DuPont Fabros Technology, Inc. (“DuPont Fabros”) in the Registration Statement on Form S-8 to be filed by DuPont Fabros, and in all subsequent amendments and post-effective amendments or supplements to the Registration Statement (including the prospectus incorporated therein).

Date: October 18, 2007

/s/ Thomas D. Eckert
Thomas D. Eckert